MOUNTAIN PROVINCE DIAMONDS INC.

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

MPVQ 9NITE

9NITE03

MPVQ.BEN_IA_NPE.E.6517.PULL.S/000001/000001/i

0ENNPP

Place Stamp Here

Computershare
100 University Ave. 9th Floor
Toronto ON M5J 2Y1